Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10792

SUPPLEMENT DATED APRIL 30, 2018

TO OFFERING CIRCULAR DATED MARCH 30, 2018

NowRx, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated March 30, 2018 of NowRx, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Company filed on April 30, 2018 a Special Report on Form 1-K for the year ended December 31, 2017 and a discussion of its financial condition and results of operations. This supplement sets forth the information contained in the report.

The following information updates and replaces in its entirety the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 42 of the Offering Circular:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2017.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a pharmacy benefit management (“PBM”) company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. We experienced lower reimbursement rates as a percentage of revenue in fiscal 2017 as compared to the same period in the prior year. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. We expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However there is significant uncertainty in predicting the result of these offsetting factors on margins.

Results of operations

Year ended December 31, 2017 Compared to Year ended December 31, 2016

The company’s net sales for the year ended December 31, 2017 were $2,497,667, an increase of $1,828,972, or 273.5%, from net sales of $668,695 in 2016. This increase is attributable to a significant increase in number of customers. Cost of goods sold was $2,162,965 in 2017, resulting in gross profit of $334,702, and a gross margin of 13.4%. This compares to cost of goods sold totaling $573,791, gross profit of $94,904, and a gross margin of 14.1% in 2016. The company sold 20,772 prescription orders in 2017, as compared to 7,641 in 2016. Average revenue per prescription and average gross profit per prescription in 2017 were $120.34 and $16.11, respectively. In 2016, average revenue per prescription was $87.51 and the average gross profit per prescription was $12.42. The company’s mix of business, brand name drug vs. generic drug, was slightly more weighted towards brand name drugs in 2017 as compared to 2016, which generally have higher revenue per prescription, lower margin percentage, and higher gross profit per prescription. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

The company’s operating expenses consist of general and administrative, sales and marketing, depreciation, and research and development expenses. Operating expenses in 2017 were $1,351,086, compared to $717,202 in 2016, an increase of $633,884, or 88.4%, resulting from the company’s expanding operations to meet increased customer demand. General and administrative expenses represented the largest component of this increase, from $655,755 in 2016 to $1,218,349 in 2017, as:

•	the company’s payroll increased from $413,325 to $789,140,
•	legal and professional services increased from $36,064 to $42,061,
•	travel expenses increased from $43,361 to $54,071, and
•	delivery costs increased from $85,825 to $266,682.

Sales and marketing expenses grew 115.1% from $55,002 in 2016 to $118,307 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers. The company intends to use a portion of the net proceeds of this offering on marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in these costs in future periods. Research and development expenses increased slightly from $1,392 in 2016 to $2,518 in 2017. The company intends to use a significant portion of the net proceeds of this offering on the next phase of software development, which will substantially increase research and development costs.

Other expenses consist of interest expense, which amounted to $76,497 in 2017, compared to $237 in 2016, as the company accrued or paid interest on outstanding convertible securities and inventory financing. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $1,092,881 in 2017, a 75.6% increase from a net loss of $622,535 in 2016.

Liquidity and Capital Resources

As of December 31, 2017, the company’s cash on hand was $52,212. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $1,962,656.

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In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements for the 24-month period following the filing date of the Offering Circular. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

Issuances of SAFE and KISS securities and Crowd Notes

Between July 2015 and November 2016, the company entered into simple agreements for future equity (“SAFE securities”) with investors, including Cary Breese and Sumeet Sheokand, for total proceeds of $1,027,500. During 2017, the company issued additional SAFE securities in the principal amount of $207,446. Since December 31, 2017, the company issued an additional $595,000 in SAFE securities. The SAFE securities did not bear interest and had no maturity date.

In 2016, the company entered into KISS agreements (Keep it Simple Security) with investors for total proceeds of $50,000. In 2017, the company issued additional KISS securities for total proceeds of $939,819. Since December 31, 2017, the company issued $385,000 in additional KISS securities. The instruments were to mature 24 months after issuance and bore 5% interest per annum.

On March 11, 2017, the company issued $209,230 in Crowd Notes pursuant to Regulation Crowdfunding and Regulation D under the Securities Act (the “crowdfunding offering”). The Crowd Notes had no maturity date and bore 5% interest per annum. In connection with the crowdfunding offering, which was conducted on a portal affiliated with SI Securities, LLC, the company issued to SI Securities, LLC an additional $39,411.50 in Crowd Notes. This $39,411.50 in Crowd Notes represents a combination of the fees due to SI Securities, LLC as compensation for the crowdfunding offering and a previous offering conducted under Regulation D, for which SI Securities, LLC was issued warrants that were voided prior to the crowdfunding offering, with the understanding that the fees would be combined and paid in total as Crowd Notes.

On April 24, 2018, the company held its first closing in connection with this offering, in which it received gross proceeds in excess of $1 million. The initial closing of this offering constituted a qualified financing for purposes of the SAFE securities, the KISS agreements and the Crowd Notes, all of which were converted into shares of the company’s Series A Preferred Stock at that date.

Indebtedness

On December 21, 2016, the company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan was secured by all assets of the company, bore an interest rate of 24.04% per annum, and was payable over six months for a total repayment of $66,447. The loan was paid in full in June 2017. In August and December 2017, the company entered into additional inventory financing arrangements with Kabbage for a total of $88,300.

3

On December 21, 2016, the company also entered into promissory notes totaling $70,000 with five individuals. The notes bore 12% interest and matured on April 30, 2017. The notes were collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes, together with accrued interest, were paid at maturity.

The company currently has no material commitments for capital expenditures. The company maintains inventory used in the normal course of business, and had $239,768 of inventory on hand as of December 31, 2017.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company currently utilizes an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions. With the net proceeds from this offering, the company plans to develop a proprietary pharmacy management system, which it expects to significantly reduce labor costs per prescription order.
•	Optimized Robotic Dispensing – The company has six months of experience with a robotic dispensing system, the usage of which is currently well below capacity. As order volume grows, we believe there is an opportunity to substantially increase the portion of medications filled robotically to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order. See “The Company’s Business – Technology — Delivery Logistics Layer and Opportunistic Refill Processing.”
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. A portion of the net proceeds of this offering will be allocated to increased sales and marketing efforts.
•	The company intends to add new pharmacy locations. The company anticipates that raising the maximum amount sought in this offering will permit it to establish as many as 8 new locations, which we plan to open by December 2019. We anticipate that each of these new locations will experience growth rates and other business performance metrics equal to or better than those achieved at the company’s existing location. Even if we are able to meet our projected timeline for establishing the new locations, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues during 2016 and 2017 and, assuming we hire additional marketing resources with a portion of the net proceeds from this offering, it is likely that revenues will continue to increase. Even if we are able to meet our projected timeline for establishing the new locations, these operations may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

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The following financial statements replace the financial statements on pages F-1 through F-32 of the Offering Circular:

NowRx, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2017 and 2016

5

NowRx, Inc.

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Stockholders of NowRx, Inc.

We have audited the accompanying financial statements of NowRx, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Members of:	Management’s Responsibility for the Financial Statements
WSCPA
AICPA PCPS	Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

802 N. Washington	Auditor’s Responsibility
PO Box 2163
Spokane, Washington 99210-2163	Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com	An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NowRx, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

F-1

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, NowRx, Inc. has not yet generated profits and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spokane, Washington

April 26, 2018

F-2

	2017	2016

ASSETS
Current Assets:
Cash and equivalents	$52,212	$175,519
Accounts receivable, net	269,788	128,552
Inventory	239,768	97,994
Prepaid expense	4,750	-
Deposits	19,898	13,898
Total Current Assets	586,416	415,963

Property and equipment, net	165,927	43,522

TOTAL ASSETS	$752,343	$459,485

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$122,015	$67,207
Accrued liabilities	27,232	11,366
Accrued interest	38,930	237
Short-term inventory financing	68,925	62,100
Short-term notes payable	-	70,000
KISS liability, current portion	50,000	-
Total Current Liabilities	307,102	210,910

Non-Current Liabilities:
SAFE liability	1,234,960	1,067,500
Crowd Notes	191,024	-
KISS liability, net of current portion	948,479	50,000
Total Non-Current Liabilities	2,374,463	1,117,500

Total Liabilities	2,681,565	1,328,410

Stockholders' Equity (Deficit):
Common stock, $0.00001 par value, 10,000,000 shares authorized, 8,500,000 and 8,500,000 shares issued and outstanding, 5,489,583 and 3,364,583 vested as of December 31, 2017 and 2016, respectively.	85	85
Additional paid-in capital	33,349	765
Accumulated deficit	(1,962,656)	(869,775)
Total Stockholders' Equity (Deficit)	(1,929,222)	(868,925)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$752,343	$459,485

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

	2017	2016

Sales, net	$2,497,667	$668,695
Cost of goods sold	(2,162,965)	(573,791)
Gross profit	334,702	94,904

Operating Expenses:
General and administrative	1,218,349	655,755
Sales and marketing	118,307	55,002
Depreciation expense	11,912	5,053
Research and development	2,518	1,392
Total Operating Expenses	1,351,086	717,202

Loss from operations	(1,016,384)	(622,298)

Other Expenses:
Interest expense	(76,497)	(237)
Total Other Expenses	(76,497)	(237)

Net Loss	$(1,092,881)	$(622,535)

Weighted-average vested common shares outstanding:
- Basic and Diluted	4,427,083	2,302,083

Net loss per common share
- Basic and Diluted	$(0.25)	$(0.27)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

	Common Stock				Total
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)

Balance at December 31, 2015	8,500,000	$85	$765	$(247,240)	$(246,390)

Net loss	-	-	-	(622,535)	(622,535)
Balance at December 31, 2016	8,500,000	85	765	(869,775)	(868,925)

Stock-based compensation	-	-	32,584	-	32,584
Net loss	-	-	-	(1,092,881)	(1,092,881)
Balance at December 31, 2017	8,500,000	$85	$33,349	$(1,962,656)	$(1,929,222)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

	2017	2016

Cash Flows from Operating Activities
Net Loss	$(1,092,881)	$(622,535)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,912	5,053
Stock-based compensation	32,584	-
Loan discount amortization	25,540	-
Changes in operating assets and liabilities:
Change in receivables	(141,236)	(115,727)
Change in inventory	(141,774)	(11,001)
Change in prepaid expenses	(4,750)	-
Change in deposits	(6,000)	-
Change in accounts payable and accrued liabilities	70,674	63,859
Change in accrued interest	38,693	237
Net Cash Used in Operating Activities	(1,207,238)	(680,114)

Cash Flows from Investing Activities
Purchases of property and equipment	(134,317)	(14,896)
Net Cash Used in Investing Activities	(134,317)	(14,896)

Cash Flows from Financing Activities
Proceeds from short-term inventory financing	88,300	-
Repayments short-term inventory financing	(81,475)	(32,736)
Proceeds from KISS agreements, net of placement fees	889,675	50,000
Proceeds from SAFE agreements	207,460	622,500
Proceeds from Crowd Notes, net of placement fees	184,288	-
Proceeds/(repayments) from/on short-term notes payable	(70,000)	70,000
Net Cash Provided by Financing Activities	1,218,248	709,764

Net Change In Cash	(123,307)	14,754

Cash at Beginning of Period	175,519	160,765
Cash at End of Period	$52,212	$175,519

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$12,264	$-
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to KISS agreement	$40,000	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company’s cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded allowances against its accounts receivable balances of $10,900 and $6,000 as of December 31, 2017 or 2016, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $239,768 and $97,994 as of December 31, 2017 and 2016, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

F-7

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $11,912 and $5,053 for the years ended December 31, 2017 and 2016, respectively. The Company’s property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Automobiles	$34,332	$13,975
Furniture and equipment	121,020	13,929
Leasehold improvements	28,981	22,113
Property and equipment, at cost	$184,333	$50,017
Less: accumulated depreciation	(18,406)	(6,495)
Property and equipment, net	$165,927	$43,522

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

F-8

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs, while delivery related costs of $266,682 and $85,825 for the years ended December 31, 2017 and 2016, respectively, are included in general and administrative costs in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $2,518 and $1,392 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,827,710 and $814,252 as of December 31, 2017 and 2016, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $732,063 and $329,553 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

F-9

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2017 and 2016, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has sustained net losses of $1,060,297 and $622,535 during the periods ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,930,072 and $869,775 as of December 31, 2017 and 2016, respectively.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any

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adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

Short-Term Inventory Financing

On December 4, 2015, the Company entered into an inventory financing agreement for $94,836 with its largest vendor. Terms of the loan called for a security interest in all personal property, 0% interest, and six monthly payments of $15,806 beginning in January 2016. During 2016, the Company repaid the loan in full. As of each December 31, 2017 and 2016, $0 was outstanding under this arrangement.

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. During the remainder of 2016, the Company deemed accrued interest to be trivial and therefore did not recognize interest expense during the period or an accrual as of December 31, 2016. As of December 31, 2016, the outstanding loan balance was $62,100. This loan was repaid in 2017.

In August 2017, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. In December 2017, the Company entered into an inventory financing arrangement of $26,200 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $4,672, for a total repayment of $28,032.

The total interest paid on these loans for the years ended December 31, 2017 and 2016 was $9,398 and $0, respectively.

Short-Term Notes Payable

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. As of December 31, 2016, principal of $70,000 and accrued interest of $237 were outstanding. During 2016, the Company recognized $237 of interest expense related to these notes. These loans were repaid in full during 2017.

KISS Agreements

On December 19, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $50,000. The instrument matures in 24 months and bears 5% interest per annum. During the year ended December 31, 2017, the Company issued additional KISS notes for total principal of $979,819, maturing after terms of 24 months, and bearing interest at 5% per annum. Of

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that amount, $40,000 were converted to KISS agreements from previously outstanding SAFE agreements, while the remaining $939,819 were cash investments.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $6,000,000 on the Company’s fully diluted capitalization. Such a conversion does include a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 on the Company’s fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 on the Company’s fully diluted capitalization.

As of December 31, 2017 and 2016, the KISS agreements had not been converted and remained outstanding in the full principal amounts. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Loan placement fees of $50,144 were incurred in connection with the issuance of these notes and were recorded as discounts to the notes. The Company is amortizing such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert.

As of December 31, 2017 and December 31, 2016, $1,029,819 and $50,000, of KISS notes were issued and outstanding, which are presented net of unamortized loan expenses of $31,340 and $0, for a carrying balance of $998,479 and $50,000, all respectively. Interest expense of $32,198 was recognized during the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as accrued interest payable.

SAFE Agreements

In 2017 and 2016, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $207,460 and $622,500, respectively. During 2017, $40,000 of SAFE agreements were converted to KISS agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts of $1,234,960 and $1,067,500 as of December 31, 2017 and 2016, respectively (the “Purchase Amount”) into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $6,000,000 pre-money valuation on the Company’s then outstanding capitalization (as

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further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. $47,500 of the 2016 issuances contain an additional provision providing a future purchase right to additional purchases of preferred stock at the same terms and pricing as the SAFE conversions, which results in a potential increase to the aggregate purchase amount of $47,500.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company’s then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

Crowd Notes Payable

The Company conducted an offering of convertible securities (“Crowd Notes”) under Regulation CF during 2017, resulting in the issuance of $209,230 of Crowd Notes during the year ended December 31, 2017. The Crowd Notes bear interest at 5%, compounded quarterly, and do not have a stated maturity date. The Crowd Notes are convertible into the Company’s stock upon a future qualified equity financing of $1,000,000 or greater, or upon a corporate transaction (as defined in the note agreements). The conversion price on the notes is the lesser of a 20% discount or the price per share implied by a $6,000,000 pre-money valuation on the Company’s fully diluted capitalization.

Loan placement fees of $26,942 were incurred in connection with this offering and were recorded as discounts to the notes. The Company is amortizing such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert.

As of December 31, 2017, $209,230 of Crowd Notes were issued and outstanding, which are presented net of unamortized loan expenses of $18,206, for a carrying balance of $191,024 as of December 31, 2017. Interest expense of $5,492 was recognized during the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as accrued interest payable.

NOTE 5: STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of each December 31, 2017 and 2016, 8,500,000 shares of common stock were issued and outstanding, respectively.

In June of 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.0001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to

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repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. As of December 31, 2017 and 2016, 5,489,583 and 3,364,583 of the shares had vested, respectively.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of December 31, 2017 and 2016, 529,500 and 620,500 shares of common stock were available for grant under the Plan, respectively. A summary of options activities during 2016 and 2017 is as follows:

	December 31, 2017		December 31, 2016
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	879,500	$0.05	544,500	$0.05
Granted	91,000	$0.05	335,000	$0.05
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	970,500	$0.05	879,500	$0.05

Exercisable at end of year	651,688	$0.05	423,667	$0.05

Weighted average grant date fair value of options granted during year	$0.05		$0.05

Weighted average duration (years) to expiration of outstanding options at year-end	8.1		9.0

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective

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assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2017 and 2016 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $32,584 and $0, respectively. As of December 31, 2017, remaining stock-based compensation expense to be recognized is $15,941.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company’s co-founders and an employee extended financing of $65,000 and $25,000 in 2015 to the Company through the SAFE agreements discussed in Note 4. In 2016, that employee issued another $10,000 of SAFE financing. All such balances remain outstanding as of December 31, 2017 and 2016.

NOTE 7:  LEASE ARRANGEMENTS

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per months. Future minimum payments under this lease are $40,041 for the year ended December 31, 2017.

In addition to this lease, the Company reimburses the CEO for an apartment on a month-to-month basis. Rents are $1,525 per month and are available for reimbursement monthly.

In 2017 and 2016, the Company recognized $56,194 and $53,196 of lease expense related to these leases, respectively.

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NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its accounts receivables, where 94% and 81% of its accounts receivable balance as of December 31, 2017 and 2016, respectively, were held with one insurance payor. Should these insurance payors no longer be able to satisfy these statutory obligations to the Company, it would have a significant adverse effect to the Company.

Approximately 70% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

2017 Debt Issuances

Subsequent to year-end, the Company issued $385,000 in KISS notes, $595,000 in SAFE agreements, and $39,412 in Crowd Notes.

2017 Equity Issuances and Debt Conversions

On April 24, 2018, the Company held its first closing under Regulation A via seedinvest.com, issuing 693,924 shares of Series A Preferred Stock at $2.00 per share. In addition, as a result of this equity funding, all outstanding KISS, SAFE, and Crowd Note instruments converted into Series A Preferred Stock in accordance with their respective agreement terms.

Management’s Evaluation

Management has evaluated subsequent events through April 26, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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